

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 30, 2020

Christopher D. Bohn
Senior Vice President and Chief Financial Officer
CF Industries Holdings, Inc.
4 Parkway North, Suite 400
Deerfield, IL 60015

Re: CF Industries Holdings, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2019
Filed February 24, 2020
File No. 001-32597

Dear Mr. Bohn:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2019

Item 11. Executive Compensation, page 129

1. We note the discussion of executive compensation in your proxy statement does not discuss the impact your share repurchases have on RONA and TSR. Please confirm that your future filings will discuss this impact on these measures and consequently on the vesting of your long term incentive awards or provide us with an analysis supporting your determination that the impact is not material.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Ameen Hamady at 202-551-3891 or Daniel Gordon at 202-551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Deanna Virginio at 202-551-4530 or Suzanne Hayes at 202-551-3675 with any other

questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Douglas C. Barnard